FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
20 February 2024
VIA EDGAR

Freedom of Information Act Officer
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Rule83CTRs@sec.gov

Re: 20 February 2024 Letter from Coca-Cola Europacific Partners to the Securities and Exchange Commission

Ladies and Gentlemen:

Enclosed is a copy of a letter dated 20 February 2024 from Coca-Cola Europacific Partners plc (the “Company”) to the staff of the Division of Corporation Finance of the SEC. The enclosed letter includes a request for confidential treatment pursuant to 17 C.F.R. Section 200.83.

Please inform Nik Jhangiani, Senior Vice President, Chief Financial Officer, at +44 1895 844 534 or Ivan Stoykov at istoykov@ccep.com of any request for disclosure made pursuant to the Freedom of Information Act, Privacy Act or otherwise of the confidential information contained in the enclosed letter so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Sincerely,

/s/ Nik Jhangiani

Nik Jhangiani
Senior Vice President, Chief Financial Officer
Coca-Cola Europacific Partners plc

Enclosure

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
20 February 2024
FOIA CONFIDENTIAL TREATMENT REQUESTED BY COCA-COLA EUROPACIFIC PARTNERS plc
PURSUANT TO 17 C.F.R. §200.83 (“Rule 83”)

(Contact: Nik Jhangiani, Senior Vice President, Chief Financial Officer, Direct Dial Telephone: +44 1895 844 534)

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549

Re: COCA-COLA EUROPACIFIC PARTNERS plc
Form 20-F for the fiscal year ended December 31, 2022
Filed March 17, 2023
Meeting on January 8, 2024
File No. 001-37791

Dear Ms. McConnell And Mr. Stertzel,

Due to the commercially sensitive nature of certain information contained herein, this response letter is also a request for confidential treatment of the portions of this letter bracketed below (designated by “[***]”) pursuant the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. § 200.83).

Thank you for our meeting held on 8 January 2024 and follow-up comments received from the staff (the “Staff”) verbally on 5 February 2024. To facilitate your review, we have reproduced in italics the verbal comments followed by the Company’s response.

1.We recall some discussions on the January 8, 2024, call with the company regarding the possible characterization of the bottling arrangement intangible assets as a combined unit of accounts consisting of the bottling arrangements and the company’s relationship with TCCC, but we didn’t get a chance to hear the company’s perspective on this characterization. Does the company believe the bottling arrangement intangible assets represent a non-contractual relationship and contractual arrangement combined into one unit of account pursuant to IAS 38? If so, please provide the company’s analysis, including how it considered paragraphs 12 (particularly criterion b), 36, and 37 of IAS 38? If applicable, in your analysis, please also include discussion of any other guidance in IAS 38 or IFRS 3 that supports your view that the useful life could be greater than the contractual life of the bottling agreements if the identifiable intangible asset includes a non-contractual asset.

In response to the Staff’s comment about the unit of account for our bottling rights, the Company ("CCEP", the “Group", "we” or "our") has considered the guidance in IFRS 3 Business Combinations and IAS 38 Intangible Assets. Consistent with paragraph B31 of IFRS 3 and paragraph 12 of IAS 38, an identifiable intangible asset is recognized in a business combination if the asset meets either the separability criterion or the contractual-legal criterion. Our bottling rights with TCCC meet the contractual-legal criterion as they arise ‘from contractual or other legal rights’. We wish to clarify for the Staff that we do not believe that a bottling relationship separate and apart from the bottling rights was acquired in our prior business combinations and we have not separately recognized a bottling relationship intangible asset with TCCC. Accordingly, in recognizing the identifiable intangible assets for our bottling rights, we did not deem it necessary to further evaluate the guidance stipulated in paragraphs 36 and 37 of IAS 38 in determining the unit of account. That said, as discussed previously and further below, we believe that our unique and interdependent relationship with TCCC should be considered in determining the useful life of our bottling rights.

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
As all recognized intangible assets associated with the TCCC bottling agreements arose in prior business combinations, the Group has considered and applied the requirements of IFRS 3 in the initial recognition and measurement of the TCCC bottling rights. More specifically, we have considered the requirements of IFRS 3 paragraph B40 (refer to an extract from the paragraph presented below), which provides that an acquirer would take into consideration assumptions market participants would use when pricing the assets, including the expectations of future contract renewals. We believe that market participants would consider continued renewal of the bottling rights beyond the remaining term of the in-place bottling agreement (i.e., expectation of future contract renewals).

“The identifiability criteria determine whether an intangible asset is recognised separately from goodwill. However, the criteria neither provide guidance for measuring the fair value of an intangible asset nor restrict the assumptions used in measuring the fair value of an intangible asset. For example, the acquirer would take into account the assumptions that market participants [Refer: IFRS 13 paragraphs 22 and 23 and Appendix A (definition of market participants)] would use when pricing the intangible asset, such as expectations of future contract renewals, in measuring fair value. It is not necessary for the renewals themselves to meet the identifiability criteria.”

Consequently, the bottling rights have been valued based on a perpetual cash flows basis incorporating current rights available under the bottling agreements in place at the time of acquisition and continued rights arising from the expected renewal of the agreements. This approach is consistent with observed practices and comparable transactions entered into by other Coca-Cola system bottlers that report under IFRS and have generated business combination intangible assets associated with their TCCC bottling rights.

In considering the guidance prescribed in paragraph B40, we also note that IFRS 3 specifies the treatment of reacquired rights, thus drawing a clear distinction in the treatment of other types of rights such as the TCCC bottling rights acquired by the Group. IFRS 3 paragraph 29 requires the value of a reacquired right to reflect only the remaining contractual term regardless of whether market participants would consider potential contractual renewals when measuring its fair value, with this then being amortised over this contractual term. In the related basis of conclusions on IFRS 3 (BC309) “the boards acknowledge that market participants would generally reflect expected renewals of the term of a contractual right in the fair value of a right traded in the market. The boards decided, however, that determining the fair value of a reacquired right in that manner would be inconsistent with amortising its value over the remaining contractual term”. We consider that this distinction further supports that in recognising rights that are not re-acquired rights, such as our TCCC bottling rights, expectations of future contract renewals would be considered in line with paragraph B40 and the Group’s accounting position.

We believe there should be consistency between the fair value measurement under IFRS 3 and the subsequent accounting and useful life determination under IAS 38, and in our view, the bottling agreements with TCCC can and will continue to be renewed (or replaced) on materially similar terms and at no cost, and therefore, our bottling rights are in-substance perpetual. Whilst there are no automatic renewal rights in the contracts, given the unique and mutually interdependent relationship with TCCC that we discussed in our previous correspondence and during the meeting on 8 January 2024, we believe that in substance there is an implied intent of TCCC to renew or replace the agreements. [***]. In practice, TCCC has renewed or replaced the bottling agreements since initiated in each territory we currently operate in, for example dating back to the 1950s in Spain and 1930s in Australia, and the continuation of our business relationship with TCCC has never been called into question. In addition, we have substantially completed the process of replacing the bottling agreements for our API territories (Australia, New Zealand, Fiji, Indonesia, and PNG) at no cost and on similar terms compared to the agreements currently in place.

Thus, in our view, considering the criteria in IAS 38 paragraph 96, there is very strong evidence that the Group will be able to secure future renewals at no cost which should be taken into consideration in the useful life determination. After carefully examining all relevant facts, we believe there is no foreseeable limit to the period over which the assets are expected to generate net cash inflows for CCEP, and in our judgment, an indefinite useful life of the intangible assets is a reasonable and appropriate determination.

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
In addition, we provide the following contextual information further supporting our conclusion that our bottling rights are in-substance perpetual:

–there is a significant degree of economic interdependence between TCCC and the Group; our manufacturing, logistics and sales force capacity and capability (supporting the production and sale of five billion US gallons of drinks each year) is not readily available in our markets both in terms of scale and capability.
–based on our experience and knowledge of the Coca-Cola bottling system, the deployed alternative to terminating a bottling agreement, given the significant (and immediate) negative impact to TCCC from such action, is for TCCC to buy-back the bottling operations, or for the bottler to sell the operations to another bottler, for the full market value of the bottling business in the respective territory determined on cash flows that continue into perpetuity, regardless of the remaining term of the bottling agreement in effect at that time.
–TCCC generate revenue primarily through concentrate sales to its bottling partners and do not charge fees when replacing or entering into new bottling agreements.

Effectively, the Group has already paid for the bottling operations through the business combination transactions initiated to acquire the respective territories. This is supported by the fact that the transactions were priced assuming that the bottling rights would generate net cash inflows for the Group in perpetuity.

In our assessment of the most reasonable treatment of the TCCC bottling rights, we have also considered whether alternative accounting may be appropriate, as described in the following paragraphs.

If the useful life of the intangible assets was constrained to a finite term purely based on the remaining contractual life at the time of the respective acquisition, assuming no future renewals, there would be an apparent mismatch between the expected benefits in utilising assets valued on a perpetual cash flow basis compared to the timing of the underlying income statement amortisation charges. To further illustrate the disconnect, at the time of the Group’s 2021 acquisition of Coca-Cola Amatil, the remaining term of the bottling agreement available within the Australian territory was five years, while the fair value of the bottling rights determined on a perpetual cash flow basis, as required by IFRS 3, equalled approximately €2.7 billion. If the Group constrained the intangible asset to a finite term of five years, there would be a significant increase in operating profit in year six when the asset would be fully amortized, regardless of the economic fundamentals or business performance in the territory. Further, the Group would have continued to generate cash flows associated with the future renewal or replacement of the agreement, and these effects would have not been captured in the initial determination of the useful economic life, which is meant to reflect the period over which an asset is expected to be available for use.

We have also considered the appropriateness of valuing the bottling rights in purchase accounting strictly according to the remaining term of the agreements in place at acquisition assuming no renewals. However, we do not believe this approach would be consistent with market participant assumptions in determining the fair value of our bottling rights, specifically with reference to paragraph B40 of IFRS 3 as discussed above.

After carefully analysing all applicable requirements under both IAS 38 and IFRS 3, including the possibility to apply alternative accounting, we believe all facts and circumstances support our long-standing policy to treat the TCCC bottling rights as indefinite-lived intangible assets. In our view, constraining the bottling rights to a finite term contradicts the substance of the arrangements. This has contemplated a significant judgment which we have and will continue to prominently disclose in our filings.

[***]

Should you have additional questions, please do not hesitate to contact me at +44 1895 844 534 or Ivan Stoykov at istoykov@ccep.com.

FOIA Confidential Treatment Request by
Coca-Cola Europacific Partners Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).
Sincerely,

By:	/s/ Nik Jhangiani
Name:	Nik Jhangiani
Title:	Chief Financial Officer
cc:
Sol Daurella, Chairman of the Board
Dessi Temperley, Chairman of the Audit Committee
Damian Gammell, Chief Executive Officer
Clare Wardle, General Counsel and Company Secretary
Ed Walker, VP Finance Business Planning
Ivan Stoykov, Chief Accounting Officer
Sarah Kokot, Partner, EY United Kingdom